Jardines

JARDINE STRATEGIC HOLDINGS LIMITED
Securities and Exchange Commission File No. 82-3085

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

25th April 2005

05008024

SUPPL

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Jardine Strategic Holdings Limited
2004 Final Dividend – Scrip Dividend

We enclose for your information a notification dated 25th April 2005 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

Encl

PROCESSED
MAY 18 2005
THOMSON
FINANCIAL

Regulatory Announcement

JARDINE STRATEGIC HOLDINGS LIMITED
Securities and Exchange Commission File No.82-3085

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Company	Jardine Strategic Hldgs Ld
TIDM	JDS
Headline	Dividend
Released	12:10 25-Apr-05
Number	4662L

JARDINE STRATEGIC HOLDINGS LIMITED

2004 FINAL DIVIDEND

Please be advised of the following in respect of the scrip election for the 2004 final dividend of the above Company:

Final Dividend Per Share	Market value of the shares for calculating the Scrip Entitlement (1) (per share)	Scrip Entitlement Multiple (2)
US cents 10.40	US$9.93	95.48077

Note:

(1) Average closing prices of the Company's shares on the Singapore Exchange Securities Trading Limited for the five trading days up to and including 22nd April 2005.

(2) Based on the final dividend per share.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Strategic Holdings Limited

25th April 2005

www.jardines.com

END

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